SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2015

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated September 30, 2015, entitled "NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: September 30, 2015   By: /s/ Themba Gwebu
                                      Name: Themba Gwebu
                                      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT

Notice is hereby given that DRDGOLD's annual general meeting of shareholders will be held at the Company's registered office, off Crownwood Road, Crown Mines, 2092 on Wednesday, 4 November 2015 at 12:00 (South African time), to transact the business as stated in the notice of annual general meeting which will be distributed to shareholders, today, 30 September 2015.

The notice of annual general meeting also contains the summary consolidated financial statements for the year ended 30 June 2015.

Shareholders are advised that the integrated report, including the annual financial statements for the year ended 30 June 2015, is available on the Company's website at www.drdgold.com from today. The annual financial statements for the year ended 30 June 2015 contain no modifications to the reviewed results which were released on SENS on 1 September 2015.

Salient dates

	2015
Record date to determine which shareholders are entitled to receive the notice of annual general meeting	Friday, 25 September
Last day to trade in order to be eligible to attend and vote at the annual general meeting	Friday, 23 October
Record date to determine which shareholders are entitled to attend and vote at the annual general meeting	Friday, 30 October
Forms of proxy for the annual general meeting for shareholders registered on the South African register to be lodged by 12:00 (South African time) on	Tuesday, 3 November
Forms of proxy for the annual general meeting for shareholders holding shares in the form of American Depositary Receipts to be lodged by 02:00 (Eastern Standard Time)	Monday, 2 November
Forms of proxy for the annual general meeting for shareholders registered on the United Kingdom register to be lodged by no later than 09:00 (GMT)	Monday, 2 November

Crown Mines
30 September 2015

Sponsor
One Capital